                      PRELIMINARY SOLICITATION STATEMENT
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1997


                           SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                               [Amendment No. 1]

Filed by the Registrant [_]
Filed by a Party other than the Registrant [x]

Check the appropriate box:

[x] Preliminary Proxy Statement    [_] Confidential, For Use of the Commission
                                       Only (as permitted by Rule 14a-6(e)(2))

[_] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                                SHONEY'S, INC.
--------------------------------------------------------------------------------
               (Name of Registrant as Specified in Its Charter)

                 RAYMOND D. SCHOENBAUM and BETTY J. SCHOENBAUM
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[x] No fee required.
[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
1)  Title of each class of securities to which transaction applies:

    ------------------------------------------------------------------------
2)  Aggregate number of securities to which transaction applies:

    ------------------------------------------------------------------------
3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    ------------------------------------------------------------------------
4)  Proposed maximum aggregate value of transaction:

    ------------------------------------------------------------------------
5)  Total fee paid:

    ------------------------------------------------------------------------
[_] Fee paid previously with preliminary materials:

    ------------------------------------------------------------------------
[_] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

1)  Amount previously paid:____________________________________________________
2)  Form, Schedule or Registration Statement no.:______________________________
3)  Filing Party:______________________________________________________________
4)  Date Filed:________________________________________________________________

            PRELIMINARY SOLICITATION MATERIALS DATED JUNE 23, 1997
                             SUBJECT TO COMPLETION

--------------------------------------------------------------------------------

The information included herein is as it is expected to be when the Definitive Solicitation Statement is mailed to shareholders of Shoney's, Inc. This solicitation statement will be revised to reflect actual facts at the time of the filing of the Definitive Solicitation Statement.

No BLUE Agent Designation Card is included with these materials.
                                  ___________

                       SOLICITATION OF AGENT DESIGNATIONS
                             IN CONNECTION WITH THE
                   CALL OF A SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                                 SHONEY'S, INC.

                                  ___________

                       PRELIMINARY SOLICITATION STATEMENT
                                       OF
                      THE SHONEY'S SHAREHOLDERS' COMMITTEE

                            1640 Powers Ferry Road
                            Building Two, Suite 100
                               Marietta, Georgia
                                  30067-6050

                                  ___________

We are asking you to help us call a special meeting of the shareholders of Shoney's, Inc., a Tennessee corporation ("Shoney's" or the "Company"), for the purpose of considering proposals to remove the current members of the Board of Directors of the Company and to replace them with our nominees. We are providing this Preliminary Solicitation Statement to holders (the "Shareholders") of the common stock, $1.00 par value per share (the "Common Stock"), of the Company in connection with the solicitation of appointments ("Agent Designations") of Designated Agents (as defined below) from holders of the Common Stock. The Agent Designations are being solicited by Raymond D. Schoenbaum and Betty J. Schoenbaum (collectively, the "Shoney's Shareholders' Committee" or "we") to provide for the call of a special meeting of the Shareholders (the "Special Meeting") for the purpose of considering and voting upon certain proposals, including proposals targeted at replacing the Company's current Board of Directors. Under the Company's Bylaws, a special meeting of Shareholders may be called "at any time by . . . the holder or holders of not less than one tenth (1/10) of all the shares entitled to vote at such meeting."

[THIS SOLICITATION STATEMENT AND THE ACCOMPANYING BLUE AGENT DESIGNATION CARD ARE FIRST BEING FURNISHED TO SHAREHOLDERS ON OR ABOUT ______, 1997.]

THE FAILURE TO EXECUTE AND RETURN THE BLUE AGENT DESIGNATION CARD WILL HAVE THE SAME EFFECT AS OPPOSING THE CALL OF THE SPECIAL MEETING.

--------------------------------------------------------------------------------

                                    SUMMARY


     This summary highlights selected information from this document, and may not contain all of the information that is important to you. To understand better why we are asking for your support in calling a Special Meeting, you should read this entire document carefully.


Q:   WHO ARE WE?

A:   Raymond D. Schoenbaum and Betty J. Schoenbaum (the Shoney's Shareholders'
Committee) own together approximately 8.0% of Shoney's common stock. Alex Schoenbaum, the father of Raymond D. Schoenbaum and husband of Betty J. Schoenbaum, founded Shoney's in 1947 and served as its first Chairman of the Board. Following Alex Schoenbaum's death late last year, the Shoney's Shareholders' Committee became one of the two largest shareholders of Shoney's.

Raymond D. Schoenbaum has extensive experience in the family and casual restaurant business. He has been actively involved in the restaurant industry since 1974, and between 1985 and 1995 he developed and operated Ray's on the River and Rio Bravo, a successful chain of casual restaurants. In 1995, he sold his restaurant business to Applebee's International Inc. and became a director of Applebee's following the sale.

Q:   WHAT ARE WE ASKING YOU TO DO?

A:   We are asking you to help us in calling a special meeting of the shareholders of Shoney's at which the shareholders will vote on our proposals to remove the current members of the Board of Shoney's and replace them with our nominees. By helping us to call the special meeting you are not voting for our proposals to remove the directors or replace them with our nominees; you are simply voting to allow the shareholders of Shoney's to have the opportunity to decide to support our proposals.

Q:   WHY ARE WE ASKING YOU TO HELP US IN CALLING A SPECIAL MEETING?

We have been disappointed with Shoney's performance and the performance of Shoney's stock price in recent years. Shoney's stock price declined nearly 80% between October 29, 1993 and April 25, 1997, the day on which we filed a
Schedule 13D with the Securities and Exchange Commission indicating our disappointment with the Company's performance and stock price in recent years and our consideration of alternatives with respect to our investment in Shoney's. In comparison, over the same period, the Standard & Poor's 500 Index increased approximately 63.6% and Standard & Poor's Restaurants Index increased approximately 66.8%. As one of the largest shareholders of Shoney's, we are obviously concerned about the significant loss in market value that has been suffered by all of Shoney's shareholders. Given our family's history with Shoney's, it also has been personally very distressing to us to watch Shoney's lose its focus on the basics of the business which has caused it to struggle in recent years.

We believe that, under the direction of the current Board and management of Shoney's, there has been a deterioration in the quality of many of Shoney's restaurants and the business and reputation of Shoney's. Over the last several years, the restaurant industry has become more competitive, and customers now have many more choices. As a result, customers are more interested in better price/value than in the past. In our view, the Shoney's Board and management have failed to respond to these changing customer preferences and that, instead of evolving to meet the preferences of today's customers, Shoney's approach is outdated and is no longer in touch with the customers. Indeed, we believe that the quality of the food and service provided by Shoney's has been reduced, rather than enhanced, in recent years. After two years under the current management, Shoney's condition has not only failed to improve, but, in fact, has deteriorated. Accordingly, competitors are outperforming Shoney's, while Shoney's customer base and profits have continued to decline.

Q:   WHY SHOULD YOU HELP US IN CALLING A SPECIAL MEETING?

On June 5, 1997, we requested to meet with the Board at its two-day retreat in mid-June to discuss our concerns about Shoney's continued poor performance. We had hoped to share with the Board at such meeting our concerns about Shoney's performance and the need for a significant change in the direction of Shoney's. Unfortunately, the Board responded in a manner which we believe demonstrates a lack of understanding of the urgency of Shoney's situation and the lack of leadership under current management. Rather than providing Raymond D. Schoenbaum, as a representative of an 8% shareholder, with the opportunity to meet with the Board for a short time at some point during the Board's two-day retreat, the Board suggested that we submit our suggestions in writing, after which the Board would "consider a time in the future" for us to meet with the Board or "a committee of the Board." Because of Shoney's continued poor performance and the Board's refusal to meet with Raymond D. Schoenbaum at the June Board meeting despite the urgency of the situation, we have concluded that the Board does not appreciate the need for a significant change in the direction of Shoney's and we believe that we are left with no alternative but to present our case directly to you, the shareholders and owners of Shoney's.

Since we are significant shareholders of Shoney's, our interests as shareholders are aligned with yours and we have every incentive to increase shareholder value. We believe that calling a special meeting at which the shareholders can vote to remove the current directors and replace them with our nominees will give the shareholders an opportunity to express their dissatisfaction with Shoney's continued poor performance and enable them to replace the directors with candidates who will take steps to make a significant change in the direction of Shoney's and who will be more in touch with shareholders' concerns.

Q:   WHAT DOES IT TAKE TO CALL A SPECIAL MEETING?

A:   Under Shoney's Bylaws and Tennessee law, a special meeting of the shareholders may be called at any time by the holder or holders of not less than one tenth (1/10) of all the shares entitled to vote at the meeting.

Q:   WHAT IS AN AGENT DESIGNATION?

A:   An Agent Designation is your appointment of Raymond D. Schoenbaum, Betty J.
Schoenbaum and ___ to take the following actions on your behalf: (i) to call the Special Meeting; (ii) to set the place, date and time of the Special Meeting; and (iii) to exercise any other rights you may have as a shareholder of the Company incidental to calling and convening the Special Meeting. Agent Designations will not give Raymond D. Schoenbaum, Betty J. Schoenbaum or ___ the right to vote any of your shares of Common Stock in the Company at the Special Meeting.

Q:   WHEN ARE WE ASKING YOU TO SUBMIT YOUR AGENT DESIGNATION?

A:   As soon as possible, and in any event, no later than July __, 1997.

Q:   WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT GIVING YOUR AGENT
DESIGNATION OR NEED ASSISTANCE?

A:   Call MacKenzie Partners, Inc. at (212) 929-5500 (collect) or Toll Free
(800) 322-2885.

                          REASONS FOR THE SOLICITATION

The Shoney's Shareholders' Committee beneficially owns approximately 8.0% of the Common Stock of Shoney's. Alex Schoenbaum, the father of Raymond D. Schoenbaum and husband of Betty J. Schoenbaum, founded Shoney's in 1947 and served as its first Chairman of the Board. Following Alex Schoenbaum's death late last year, the Shoney's Shareholders' Committee became one of the two largest shareholders of Shoney's.

We have been disappointed with Shoney's performance and the performance of Shoney's stock price in recent years. Shoney's stock price declined nearly 80% between October 29, 1993 and April 25, 1997, the day on which we filed a
Schedule 13D with the Securities and Exchange Commission (the "SEC") indicating our disappointment with the Company's performance and stock price in recent years and our consideration of alternatives with respect to our investment in Shoney's. In comparison, over the same period, the Standard & Poor's 500 Index increased approximately 63.6% and Standard & Poor's Restaurants Index increased approximately 66.8%. As one of the largest shareholders of Shoney's, we are obviously concerned about the significant loss in market value that has been suffered by all of Shoney's shareholders. Given our family's history with Shoney's, it also has been personally very distressing to us to watch Shoney's lose its focus on the basics of its business which has caused it to struggle in recent years.

Alex Schoenbaum founded Shoney's 50 years ago to be a quality provider of family dining. Shoney's has been an innovator in the restaurant industry, and its stores historically have offered quality dining at a good price/value to the customers. Because of the perception by customers of Shoney's good price/value, Shoney's experienced consistent growth from its beginning until the late 1980s.

We believe that, under the direction of the current Board of Directors (the "Board") and management of Shoney's, there has been a deterioration in the quality of many of Shoney's restaurants and the business and reputation of Shoney's. Over the last several years, the restaurant industry has become more competitive, and customers now have many more choices. As a result, customers are more interested in better price/value than in the past. In our view, the Shoney's Board and management have failed to respond to these changing customer preferences and that, instead of evolving to meet the preferences of today's customers, Shoney's approach has become outdated and is no longer in touch with the customers. Indeed, we believe that the quality of the food and service provided by Shoney's has been reduced, rather than enhanced, in recent years. After two years under the current management, Shoney's condition has not only failed to improve, but, in fact, has deteriorated. Accordingly, competitors are outperforming Shoney's, while Shoney's customer base and profits have continued to decline.

On June 5, 1997, we requested to meet with the Board at its two-day retreat in mid-June to discuss our concerns about Shoney's continued poor performance. We had hoped to share with the Board at such meeting our concerns about Shoney's performance and the need for a significant change in the direction of Shoney's. Unfortunately, the Board responded in a manner which we believe demonstrates a lack of understanding of the urgency of Shoney's situation and the lack of leadership under the current management. Rather than providing Raymond D. Schoenbaum, as a representative of an 8% shareholder, with the opportunity to meet with the Board for a short time at some point during the Board's two-day retreat, the Board suggested that we submit our suggestions in writing, after which the Board would "consider a time in the future" for us to meet with the Board or "a committee of the Board." Because of Shoney's continued poor performance and the Board's refusal to meet with

Raymond D. Schoenbaum at the June Board meeting despite the urgency of the situation, we have concluded that the Board does not appreciate the need for a significant change in the direction of Shoney's and we believe that we are left with no alternative but to present our case directly to you, the shareholders and owners of Shoney's.

Since we are significant shareholders of Shoney's, our interests as shareholders are aligned with yours and we have every incentive to increase shareholder value. Raymond D. Schoenbaum has been actively involved in the restaurant industry since 1974, and he has extensive experience in the business, including substantial experience in the full service dining industry and in the quality fast food market. From 1974 to 1985, Raymond D. Schoenbaum successfully grew a Wendy's franchisee (Restaurants Systems, Inc.) to in excess of 30 stores, which he sold to Wendy's in 1985 for approximately $40 million. Between 1985 and 1995 he developed and operated Ray's on the River and Rio Bravo, a successful chain of casual restaurants. In 1995, Raymond D. Schoenbaum sold Ray's on the River and Rio Bravo to Applebee's International Inc. ("Applebee's") for approximately $70 million, and became a director of Applebee's following the sale. In addition, Raymond D. Schoenbaum has been involved with the turn-around of companies in the restaurant and restaurant services industries, including Squirrel Companies, Inc., a manufacturer of restaurant point-of-source computer equipment, as the former chairman of the board, and Max & Erma's Restaurants, Inc., as a former member of the board and the largest shareholder.

In order to change the direction of Shoney's in a positive manner, we now solicit your Agent Designations to call a special meeting (the "Special Meeting") of the shareholders of the Company (the "Shareholders") to adopt resolutions for the purpose of removing the current Board members and replacing them with our nominees. In addition, at the Special Meeting, the Shareholders also would be asked to consider certain resolutions amending the Bylaws of the Company in a manner designed to facilitate the replacement of the current Board members. Once elected, our nominees to the Board intend to replace certain members of the management of the Company and to appoint Raymond D. Schoenbaum as the Chairman and Chief Executive Officer of the Company.

The proposals that would be considered at the Special Meeting (the "Special Meeting Proposals") would include the following, in addition to other proposals to take actions incidental to the removal and replacement of current Board members:

     1. To repeal any and all amendments made by the Board to the Bylaws of the Company, as filed with the SEC as Exhibits 3(ii) and 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 18, 1996, other than those provisions which were duly approved by the Shareholders and those provisions which under Tennessee law cannot be repealed by the Shareholders, and to provide that, without the approval of the Shareholders, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision (the "Bylaws Repeal Resolution");

     2. To amend Article III, Section 1 of the Bylaws of the Company to fix the number of directors at seven, and provide that, without the approval of the Shareholders, the Board may not thereafter amend or repeal such Section or adopt any new Bylaw provision which is inconsistent in any manner with such Section (the "Size of Board Resolution");

     3. To amend Article III, Section 3 of the Bylaws of the Company to provide that the directors may be elected by the Shareholders at annual meetings and special meetings of the Shareholders of the Company, and provide that, without the approval of the Shareholders, the Board may not thereafter amend or repeal such Section or adopt any new Bylaw provision which is inconsistent in any manner with such Section (the "Election Procedure Resolution");

     4. To remove all of the members of the Board of Directors, including without limitation, any of the following who are members of the Board as of the Special Meeting: Dennis C. Bottorff, Carole F. Hoover, Victoria B. Jackson, C. Stephen Lynn, Jeffry F. Schoenbaum, B. Franklin Skinner and Cal Turner, Jr.; provided, however, that if, notwithstanding the Omnibus Resolution (as defined below), any nominees of the Shoney's Shareholders' Committee have been elected to the Board prior to the time this Resolution is adopted, such nominees of the Shoney's Shareholder's Committee shall not be removed from the Board (the "Director Removal Resolution"); and

     5. To elect the seven nominees of the Shoney's Shareholders' Committee, and all other persons nominated by us (the "Nominees"), to fill all vacancies on the Board for the balance of the terms of the present directors and until their successors are elected and qualified (the "Election of Directors Resolution"). The Nominees are J. Michael Bodnar, Lawrence A. Cunningham, Nathaniel R. Goldston III, Michael A. Leven, Raymond D. Schoenbaum, William A. Schwartz and Richard F. Sherman. Biographical information on each of the Nominees is set forth under the caption "The Special Meeting Proposals."

Further, there would be an omnibus resolution (the "Omnibus Resolution") setting forth the following order in which the resolutions would be voted upon by the
Shareholders:

     1.  The Omnibus Resolution;

     2.  The Bylaws Repeal Resolution;

     3.  The Size of Board Resolution;

     4.  The Election Procedure Resolution;

     5.  The Director Removal Resolution; and

     6.  The Election of Directors Resolution.

EXECUTING A BLUE AGENT DESIGNATION CARD WILL ENABLE YOU -- AS AN OWNER OF THE COMPANY -- TO SEND A CLEAR MESSAGE TO THE SHONEY'S BOARD THAT YOU ARE DISSATISFIED WITH SHONEY'S PERFORMANCE AND WANT THE OPPORTUNITY TO ELECT THE BOARD OF DIRECTORS THAT WILL GUIDE YOUR COMPANY IN THE FUTURE.

The Agent Designations will not give the Designated Agents the right to vote any shares of Common Stock at the Special Meeting and no proxies for such votes are being solicited with this Preliminary Solicitation Statement. We will send Shareholders additional materials soliciting proxies to vote at the Special Meeting.

If you have any questions about the Agent Designations or need assistance in completing the Agent Designation Cards, please call:


                              MACKENZIE PARTNERS
                               156 Fifth Avenue
                           New York, New York 10010
                           (212) 929-5500 (collect)
                               or call Toll Free
                                (800) 322-2885


                         BACKGROUND AND RECENT EVENTS

On April 25, 1997, we filed a Schedule 13D with the SEC indicating that we have been disappointed with the Company's performance and the Company's stock price in recent years. At that time we stated that we were reviewing various alternatives with respect to our investment in the Company. These alternatives included (i) holding discussions with third parties or with members of the management or the Board in which we would suggest or take a position with respect to potential changes in the operations, management or business of the Company as a means of enhancing shareholder value, (ii) seeking the removal of certain or all of the members of the Board, (iii) nominating our own candidates to be elected to the Board, (iv) proposing changes in the management of the Company and (v) acquiring additional shares in the Company. After filing the
Schedule 13D on April 25, 1997, we continued to review these alternatives. We also met with certain members of the management of the Company and certain members of the Board to discuss the Company's financial condition and performance. On June 2, 1997, we amended our Schedule 13D to reflect that we sent a letter to the Board requesting that Raymond D. Schoenbaum be permitted to address the Board at their two-day retreat in mid-June. The letter stated in full as follows:


                                  June 2, 1997


Board of Directors of Shoney's, Inc.
1727 Elm Hill Pike
Nashville, Tennessee 37210


     Re:  Meeting of the Shoney's, Inc. Board of Directors
          ------------------------------------------------

Ladies and Gentlemen:

     As you know from our SEC filing last month, my mother and I are disappointed with Shoney's performance and the performance of Shoney's stock price in recent years. As one of the largest shareholders of Shoney's, we are obviously concerned about the significant loss in market value that has been suffered by all of Shoney's shareholders in recent years. Moreover, we regard Shoney's as a legacy created by my father Alex, who founded the company in 1947, and, on a personal note, it has been very distressing to us to watch Shoney's struggle in recent years.

     As we indicated in our SEC filing, we are in the process of evaluating various possible alternatives with respect to our investment in Shoney's.
During this process, we have been reviewing in detail the publicly available data regarding the business, financial condition and operating results of Shoney's, and we have had the opportunity to discuss this publicly available data with certain members of Shoney's management. This process is ongoing, and, while at this time we have not decided on a course of action, we expect to make further progress during the next two weeks.

     Based on our review thus far, we believe that Shoney's is at a critical juncture and that the actions to be taken by Shoney's Board to address the current situation will play a crucial role in determining Shoney's future. For this reason, I would like to meet with the Board at its meeting on June 17, 1997 to discuss Shoney's current situation and our concerns regarding the company's future. By that time, we expect to be far enough along in our evaluation process to present to you some concrete alternatives for addressing Shoney's current problems.

     We believe that this exchange of information and ideas will be very useful to the Board as it gathers information and formulates a plan to address Shoney's situation in a manner which is beneficial to all of Shoney's shareholders. In light of the company's recent performance, the Board will be faced with some difficult decisions in the time ahead. My successful experiences in the family and casual restaurant industry, including most recently my founding and development of Ray's on the River and the Rio Bravo restaurant chain which I sold to Applebee's International Inc. in 1995, have provided me with valuable skills which I believe I can use to assist you as you deal with Shoney's current situation.

     Please let us know as soon as possible whether you will honor our request to meet with you at the Board's meeting. We look forward to your response.

                                         Sincerely,
                                         Raymond D. Schoenbaum

Although acknowledging shared concerns regarding the loss of Shoney's market value, the Board refused Raymond D. Schoenbaum's offer to address it at its June meeting. The Board's refusal to meet with Raymond D. Schoenbaum was communicated by means of a letter dated June 5, 1997, which was received by Raymond D. Schoenbaum on June 9, 1997, the text of which is set forth in full below:


June 5, 1997


Mr. Raymond D. Schoenbaum
1640 Powers Ferry Road
Building Two, Suite 100
Marietta, Georgia 30067-6050


Dear Raymond:

On behalf of the Board of Directors, I acknowledge receipt of your letter dated June 2, 1997. We share your concerns regarding the loss of market value that all of us as Shoney's shareholders have experienced. We believe that we have the proper business strategy and management team in place to improve the performance of the Company. As with all business turnarounds, time and patience are needed before one can determine whether the business judgment of the leadership is proven correct.

We appreciate your offer to present to the Board on June 17 some concrete alternatives for addressing what you view to be Shoney's current situation. Unfortunately, as you may know, our next Board meeting has been planned for many months as part of a working retreat meeting and the agenda is full without any available open time for you to make your requested presentation. However, we encourage you to submit your concrete alternatives in writing to us before that meeting so that your ideas may be taken into account in our discussions. After we have had the opportunity to review your alternatives, we will consider a time in the future when you could personally discuss those with the Board or a committee of the Board.

Management of Shoney's has consistently welcomed discussions with you and have talked with you on a number of occasions recently to exchange information and ideas. We continue to believe such meetings are mutually beneficial and hope that you will continue to provide us with the benefit of your ideas.

God bless,

C. Stephen Lynn

We were surprised and disappointed with the rejection by the Board of our request to meet with it at its meeting in June. Because of Shoney's continued poor performance and the Board's refusal to meet with us at the June Board meeting despite the urgency of the situation, we feel that we were left with no alternative but to present our case directly to you, the Shareholders and owners of Shoney's. As a result, we determined to seek Agent Designations to call a special meeting of the Shareholders to act on proposals that would result in the removal of all of the members of the current Board and replace them with our nominees. Immediately after filing with the SEC this solicitation and preliminary proxy materials for the Special Meeting, we sent a letter to the Board which stated in full as follows:

                                 June 16, 1997



Board of Directors of Shoney's, Inc.
1727 Elm Hill Pike
Nashville, Tennessee 37210

     Re:  Meeting of the Shoney's, Inc. Board of Directors
          ------------------------------------------------

Ladies and Gentlemen:

     My mother and I were surprised and disappointed by your letter in which you rejected our request to address the Board at its two-day retreat in mid-June to discuss Shoney's current situation and possible alternatives for resolving Shoney's problems. We found it disturbing that you refused to meet with a representative of shareholders holding approximately 8% of Shoney's stock, particularly one who is interested in working with, and has the experience to help, the Board in addressing Shoney's problems.

     We also were surprised by the Board's suggestion that we submit our proposals in writing after which the Board would "consider a time in the future" for us to meet with the Board "or a committee of the Board." We believe that this statement demonstrates a lack of understanding of the urgency of Shoney's situation and the lack of leadership under the current management. We had expected that, in order to address Shoney's current problems, the Board would be interested in obtaining as much information and as many ideas as soon as possible. Instead, rather than taking a small amount of time during the Board's two-day retreat to discuss our concerns, the Board's response appears designed only to delay our requested meeting to discuss with you the crucial issues facing Shoney's.

     As we stated in our June 2 letter, we continue to believe that Shoney's is at a critical juncture. We, as Shoney's shareholders, have endured many years of poor financial performance. Over the last several years, Shoney's shareholders have provided you with time and have patiently given you the opportunity to revitalize Shoney's. The result of this patience has been a substantial erosion in the stock price. Despite this record, the Board continues to state that it has the "proper business strategy and management team." After two years under the current management, however, Shoney's condition has not only failed to improve, but, in fact, has deteriorated. As a result, we believe that Shoney's shareholders no longer have the "time", nor should we be asked to have the "patience", that you request.

     Because of Shoney's continued poor performance and the Board's refusal to meet with me at the June Board meeting despite the urgency of the present situation, we feel that we are left with no alternative but to present our case directly to the shareholders. We have filed documents today with Shoney's and with the SEC for the purpose of calling a special meeting to remove the current members of the Board and replace them with our nominees, who would intend to put in place a new management team committed to addressing Shoney's condition with the urgency it requires.

     We believe Shoney's is running out of time and that its long term viability is threatened. We need to take decisive action now to ensure the long term survival of the company for the benefit of its shareholders.


                                    Sincerely,
                                    Raymond D. Schoenbaum



            EFFECT OF EXECUTION AND DELIVERY OF AGENT DESIGNATIONS

Under the Bylaws of the Company, a special meeting of the Shareholders may be called at any time by the holder or holders of not less than one tenth (1/10th) of all the shares entitled to vote at such meeting (the "Requisite Holders"). According to the Company's Quarterly Report on Form 10-Q for the quarter ended February 16, 1997 (the "February 1997 10-Q"), filed with the SEC pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), as of March 28, 1997 there were 48,551,609 shares of Common Stock outstanding. Each Shareholder is entitled to one vote on each matter submitted to a vote of the Shareholders for each share held of record by such Shareholder. The Shoney's Shareholders' Committee beneficially owns 3,866,791 shares of Common Stock, representing, based on information in the February 1997 10-Q, approximately

8.0% of the outstanding shares of Common Stock. In order to establish the record date for determining the Shareholders entitled to call the Special Meeting, on June 16, 1997, Raymond D. Schoenbaum delivered to the Company with respect to the one hundred shares owned of record by Raymond D. Schoenbaum a demand (the "Demand") to call the Special Meeting for Tuesday, August 19, 1997 at 10:00 a.m., local time, to be held in the Governor's Ballroom at the Opryland Hotel, 2800 Opryland Drive, Nashville, Tennessee 37214. The Shoney's Shareholders' Committee intends to have the record owners of the remaining shares of Common Stock owned beneficially by it execute Agent Designations for the call of the Special Meeting. As a result, assuming no additional shares of Common Stock have been issued since March 28, 1997 and no options or deferred stock incentive awards outstanding as of March 28, 1997 or issued thereafter have been exercised or vested (by acceleration or otherwise), as the case may be, and assuming that Agent Designations have been executed by the record holders of shares owned beneficially, but not of record, by the Shoney's Shareholders' Committee, Agent Designations representing approximately 988,400 additional shares of Common Stock will constitute the requisite number of Agent Designations that we need to require the Company to call the Special Meeting.

Under Tennessee law, the record date for determining Shareholders entitled to call the Special Meeting is the date on which the first Shareholder signs the demand for the Special Meeting. Thus, because Raymond D. Schoenbaum signed and delivered the Demand to the Company on June 16, 1997, the record date for such determination is June 16, 1997. Agent Designations with respect to shares of Common Stock will remain effective until revoked. It is our intent that when the persons designated as the Shareholders' agents in the Agent Designations (each a "Designated Agent") have Agent Designations which have not been revoked from the Requisite Holders (including the shares beneficially owned by us), we will properly call the Special Meeting, and cause notice thereof to be given to the Shareholders entitled thereto.

Under the Bylaws of the Company, the Shareholders, and not the Board, have the right to fix the date, time and place of the Special Meeting. In our Demand, we have indicated that the Special Meeting will take place on Tuesday, August 19, 1997 at 10:00 a.m., local time, in the Governor's Ballroom at the Opryland Hotel, 2800 Opryland Drive, Nashville, Tennessee 37214. Although it is currently anticipated that the Special Meeting would take place on such date and at such time and place, the Agent Designations provide the Designated Agents in their discretion with the authority to change the date, time and place of the Special Meeting.

By executing and returning the BLUE Agent Designation Card to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010, you will not be committing to vote in favor of or against the Special Meeting Proposals or any other matter to be brought before the Special Meeting, nor will you be granting any proxies to vote on such matters. A validly executed and unrevoked Agent Designation will authorize the Designated Agents to (i) call the Special Meeting, (ii) set the place, date and time of the Special Meeting, and (iii) exercise all rights of Requisite Holders incidental to calling and convening the Special Meeting and causing the purposes of the authority expressly granted pursuant to the Agent Designations to the Designated Agents to be carried into effect. To vote on the matters to be brought before the Special Meeting you must vote by proxy or in person at the Special Meeting.

The purpose of the Special Meeting is to provide Shareholders with the opportunity to consider and vote on the Special Meeting Proposals. The record date for determining Shareholders entitled to notice of, or to vote at, the Special Meeting will be set by the Board in accordance with the Tennessee Business Corporation Act. The Agent Designations grant to the Designated

Agents the full rights and authority of the Requisite Holders to take the actions described above in connection with the Special Meeting, but the Agent Designations will not give the Designated Agents the right to vote any shares of Common Stock at the Special Meeting and no proxies for such votes are being solicited with this Preliminary Solicitation Statement. We will send Shareholders additional materials soliciting proxies to vote at the Special Meeting.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can execute an Agent Designation for such shares and will do so only upon receipt of your specific instructions. Accordingly, you will be asked to contact the person responsible for your account and instruct that person to execute the BLUE Agent Designation Card.

We are asking you to return your completed, signed and dated Agent Designations as soon as possible and, in any event, prior to July __, 1997 to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010.


                         THE SPECIAL MEETING PROPOSALS

At the Special Meeting, we intend to ask the Shareholders to consider and vote on the Special Meeting Proposals set forth below. The details regarding the Special Meeting Proposals, including the specific text thereof, will be set forth in the proxy materials we will distribute in connection with the Special Meeting.

As discussed in more detail above, we are disappointed with Shoney's performance, and we believe that positive action needs to be taken to improve Shoney's performance and to reestablish Shoney's as a quality provider of family dining. The Special Meeting Proposals would remove the current members of the Board and replace them with our Nominees. In addition, at the Special Meeting, the Shareholders also would be asked to consider certain resolutions amending the Bylaws of the Company in a manner designed to facilitate the replacement of the current Board members. Once elected, our Nominees intend to replace certain members of the management of the Company, and to appoint Raymond D. Schoenbaum as the Chairman and Chief Executive Officer of the Company.

The Director Removal Resolution and the Election of Directors Resolution

Our goal is to replace the current Board with our Nominees who we believe will be able to rebuild the Company's business and reputation. We will propose that Shareholders vote at the Special Meeting on a proposal to remove the entire Board, the members of which currently are Dennis C. Bottorff, Carole F. Hoover, Victoria B. Jackson, C. Stephen Lynn, Jeffry F. Schoenbaum, B. Franklin Skinner and Cal Turner, Jr. Section 48-18-108 of the Tennessee Business Corporation Act authorizes this action, with or without cause, by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting.

We also will propose that the Shareholders elect at the Special Meeting the Nominees named below as directors of the Company, to serve until the next annual meeting of Shareholders and until their successors shall have been duly elected and qualified. Directors will be elected at the

Special Meeting by a vote of a plurality of the shares of Common Stock represented at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting.

The Nominees have furnished us with the following information concerning their principal occupations, business addresses and certain other matters. All of the Nominees are citizens of the United States.

                   Shoney's Shareholders' Committee Nominees
                   -----------------------------------------

      Name, Age and                Principal Occupation and Business Experience
Principal Business Address         During Last Five Years;Current Directorships
--------------------------         --------------------------------------------

J. Michael Bodnar (52)..........   President (January 1984-Present) of Bodnar
   Bodnar Investment Group, Inc.   Investment Group, Inc. (a real estate
   101 Fox Hall Road               investment company); President
   Birmingham, Alabama 35213       (January 1986-May 1996) of Triangle
                                   Management Group, Inc. (a restaurant
                                   management company).

Lawrence A. Cunningham (34).....   Professor of Law (May 1997-present) of the
   Benjamin N. Cardozo School of   Benjamin N. Cardozo School of Law; Visiting
   Law, Yeshiva University         Associate Professor of Law (August 1996-
   55 Fifth Avenue                 May 1997) of the George Washington University
   New York, New York 10003        School of Law; Associate Professor of Law
                                   (August 1992-August 1996) of the Benjamin N.
                                   Cardozo School of Law.

Nathaniel R. Goldston III (58)..   Chairman of the Board and Chief Executive
   The Gourmet Co.                 Officer (January 1975-present) of The
   1100 Spring Street, N.E.        Gourmet Co. (a food service management
   Atlanta, Georgia 30309          company).

Michael A. Leven (59)...........   President and Chief Executive Officer
   U.S. Franchise Systems          (October 1995-present) of U.S. Franchise
   13 Corporate Square             Systems (a hotel franchising company);
   Atlanta, Georgia 30329          Director (August 1995-present) of Starwood
                                   Lodging Corporation; President and Chief
                                   Operating Officer (October 1990-September
                                   1995) of Holiday Inn Worldwide; President and
                                   Chief Operating Officer (April 1985-May 1990) of Days Inn of America, Inc.

Raymond D. Schoenbaum (51)......   Private investor; Director (March 1995-
   1640 Powers Ferry Road          present) of Applebee's International, Inc.;
   Building Two, Suite 100         Consultant (March 1995-March 1996) of
   Marietta, Georgia 30067         Applebee's International, Inc.; Chairman of
                                   the Board of Directors (June 1984-March 1995) of Innovative Restaurant Concepts, Inc. (a restaurant management company); Vice Chairman of the Board of Directors (January 1974-
                                   January 1986) of Restaurants Systems, Inc.
                                   (Wendy's International, Inc. franchisee);
                                   Franchisee (January 1974-January 1986) of
                                   Wendy's International, Inc.

William A. Schwartz (58)........   Chief Executive Officer (January 1995-
   FMB Enterprises                 present) of First Media Television, L.P. (an
   400 Perimeter Center Terrace    operator of television stations); Chief
   Suite 650                       Executive Officer (February 1990-present) of
   Atlanta, Georgia 30346          Cannell Communications, L.P. (an operator of
                                   television stations); Chief Executive Officer
                                   (March 1988-present) of FMB Enterprises (an operator of cable television systems);
                                   President and Chief Operating Officer (1985-
                                   1987) of Cox Enterprises.

Richard F. Sherman (53).........   Private investor and consultant (January
   11492 Bluegrass Parkway         1991-present); Director (June 1993-present)
   Suite 175                       of Papa John's International, Inc.; Director
   Louisville, Kentucky 40299      (October 1996-present) of P.J. America, Inc.
                                   (a franchisee of Papa John's International,
                                   Inc.); Director (January 1991-present) of
                                   Reed's Jewelers, Inc.; Director (October
                                   1992-present) of Taco Cabana, Inc.



Each of the Nominees has consented to serve as a director of the Company, if elected. Each of the Nominees (other than Raymond D. Schoenbaum) has entered into an agreement with us in which we have agreed to pay each Nominee a fee of $10,000. Additionally, we have agreed to (i) reimburse each Nominee for any reasonable out-of-pocket expenses incurred in the performance of his service as a Nominee and (ii) indemnify each Nominee with respect to any liabilities relating to or arising out of such service. Raymond D. Schoenbaum is currently on a leave of absence from his directorship of Applebee's. In order to devote his full time and attention to the management of Shoney's, Mr. Schoenbaum intends to resign from the board of Applebee's if the Nominees are elected to the Board of Shoney's.

The Company has employment agreements with Messrs. C. Stephen Lynn, Robert M. Langford and W. Craig Barber. Mr. Lynn's employment agreement provides for a term from May 1, 1995 through April 30, 1998. The employment agreements with Messrs. Langford and Barber presently provide for initial terms which terminate on October 27, 1999. Under the terms of the employment agreements, Messrs. Langford and Barber are each entitled to base salaries in the amount of $288,900, with increases to be in the sole discretion of the Board. Mr. Lynn was entitled to a base salary of $500,000 from May 1, 1996 through April 30, 1997 and is entitled to a base salary of $550,000 from May 1, 1997 through April 30, 1998. However, Mr. Lynn and the Board have agreed that Mr. Lynn's base salary will remain at $500,000 until fiscal year 1998. In addition, the employment agreements provide that Messrs. Langford and Barber are eligible for an annual bonus as established by the Board through the annual bonus plan. Bonuses for Mr. Lynn are based upon a formula to be agreed upon by the employee and the Company.

The Director Removal Resolution and the Election of Directors Resolution, if adopted by the Shareholders together with the other Special Meeting Proposals, would constitute a "change of control" for purposes of these employment agreements. If a change of control under such agreements occurs, the employment terms contained in the agreements are automatically extended for an additional two-year term. Also, in the event of a change of control under such agreements, each of Messrs. Lynn, Langford and Barber, at his option, may terminate his agreement within 90 days after such change of control, in which case he will receive the greater of: (i) two times the base salary and bonus paid during the fiscal year immediately prior to that in which the termination took place; or
(ii) the amount due as base salary during the then remaining employment term.

Pursuant to Section 8.1.10 of the Amended and Restated Reducing Revolving Credit Agreement (the "Credit Agreement"), as amended and restated as of May 3, 1996, among the Company, as borrower, Canadian Imperial Bank of Commerce, Inc. ("CIBC"), as agent, and the lenders signatory thereto (the "Credit Banks"), the Director Removal Resolution and the Election of Directors Resolution, if adopted by the Shareholders together with the other Special Meeting Proposals, would result in a "change of control" causing an "Event of Default" as defined in the Credit Agreement. Pursuant to the Credit Agreement, CIBC and the Credit Banks could cancel the Credit Banks' obligations to make loans to the Company and/or declare the principal amount then outstanding of, and the accrued interest on, the loans under the Credit Agreement due and payable. As reported in the February 1997 10-Q, the Company had $147.7 million of indebtedness outstanding under the Credit Agreement as of February 16, 1997.

The Director Removal Resolution and the Election of Directors Resolution, if adopted by the Shareholders together with the other Special Meeting Proposals, also would result in a "change of control" causing an "Event of Default" under
Section 8.1.10 of the Bridge Loan Credit Agreement (the "Bridge Loan Agreement"), dated as of May 3, 1996, among the Company, as borrower, CIBC, as agent, and the lenders signatory thereto (the "Bridge Banks"). Pursuant to the Bridge Loan

Agreement, CIBC and the Bridge Banks could cancel the Bridge Banks' obligations to make loans to the Company and/or declare the principal amount then outstanding of, and the accrued interest on, the loans under the Bridge Loan Agreement due and payable. As reported in the February 1997 10-Q, the Company had $95.1 million of indebtedness outstanding under the Bridge Loan Agreement as of February 16, 1997.

In addition, as reported in the February 1997 10-Q, the Company had additional debt outstanding under various notes issued under indentures and loan and credit agreements. Cross-default and/or cross-acceleration provisions contained in some of these agreements and repurchase rights provided in one of the indentures would enable the lenders to declare the principal amount then outstanding of, and the accrued interest on, the loans under such agreements or notes to be due and payable if the Director Removal Resolution and the Election of Directors Resolution were adopted together with the other Special Meeting Proposals.

Although the Shoney's Shareholders' Committee has not had discussions with Shoney's lenders, the Shoney's Shareholders' Committee believes it is unlikely that, if the Director Removal Resolution and the Election of Directors Resolution were adopted together with the other Special Meeting Proposals, such lenders would exercise their repurchase rights or rights to accelerate loans made to the Company.

While there can be no assurances that the loans would not be accelerated or that any repurchase rights would not be exercised, the Shoney's Shareholders' Committee's belief that the acceleration of such loans and the exercise of such rights would be unlikely if the Director Removal Resolution and the Election of Directors Resolution were adopted together with the other Special Meeting Proposals, is based on its view that the Nominees are qualified to oversee the business of the Company, and that the Company's business is not dependent on Mr.
C. Stephen Lynn or any of the Company's other officers or directors.


Bylaws Repeal Resolution

The Bylaws Repeal Resolution would repeal any and all amendments made by the Board to the Bylaws, as filed with the SEC as Exhibits 3(ii) and 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 18, 1996, other than those provisions which were duly approved by the Shareholders and those provisions which under Tennessee law cannot be repealed by the Shareholders. This resolution also would provide that, without the approval of the Shareholders, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision. Sections 48-20-201(a)(2) and (b) of the Tennessee Business Corporation Act authorize this action by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting.

The Bylaws Repeal Resolution is designed to repeal any Bylaw changes that the Board may have attempted to make yet did not disclose prior to June 16, 1997 or may attempt to make prior to the Special Meeting. Although we are currently unaware of any specific Bylaw provisions which would be repealed by adoption of the Bylaws Repeal Resolution, adoption of the Bylaws Repeal Resolution would render ineffective any attempted manipulation of the Bylaws by the Board, whether intended to frustrate the ability of the Shareholders to elect the Nominees or adopt any of the other Special Meeting Proposals or otherwise.

The Bylaws Repeal Resolution is intended to guarantee that any previously undisclosed Bylaw amendment will be repealed so as to prevent the Board from manipulatively altering the Bylaws prior to the Special Meeting without Shareholder approval and to prevent the Board after the Special Meeting from amending any section of the Bylaws affected by such repeal or adopting any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision.

Although adoption of the Bylaws Repeal Resolution would generally repeal previously undisclosed Bylaw amendments without considering the beneficial nature, if any, of such amendments to the Shareholders, it would not repeal any such amendments which were approved by the Shareholders.


Size of Board Resolution

The Company's Bylaws provide that the size of the Board shall be fixed from time to time by the Board and shall consist of not less than three (3) nor more than fifteen (15) directors. According to the information made publicly available by the Company as of the date of this Preliminary Solicitation Statement, there are currently seven directors on the Board. Adoption of the Size of Board Resolution would fix the number of directors at its present number of seven. Such amendment would further provide that such Bylaw may not be amended, or any new Bylaw provision which is in any way inconsistent therewith, be adopted, without approval of the Shareholders. Sections 48-18-103(a) and 48-20-201(a)(2) of the Tennessee Business Corporation Act authorize this action by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting.

The Size of Board Resolution is designed to prevent the current Board from frustrating the ability of the Shareholders to elect all seven Nominees to constitute the entire Board. We are concerned that, prior to the Special Meeting, the current Board might attempt to expand the size of the Board beyond the current seven seats, whether by resolution, amendment of the Bylaws or otherwise, and might attempt to do so in a manner intended to prevent us from proposing additional Nominees.

We believe that the Board's ability to attempt to manipulate the size of the Board is limited by its fiduciary duties. However, by fixing the number of Board seats at seven, adoption of the Size of Board Resolution will ensure that the election contest at the Special Meeting will take place on a level playing field, without the incumbent Board or their nominees gaining an unfair advantage by attempting to run for unopposed positions. We have notified the Company that we would propose additional Nominees for election if the Company attempts to expand the size of the Board above its existing level of seven directors prior to the Special Meeting.

In addition, should the Shareholders choose to elect the Nominees to a minority of the seats on the Board, adoption of the Size of Board Resolution would have the purpose of ensuring the incumbent directors, who would continue to constitute a majority, could not frustrate the will of the Shareholders by increasing the size of the Board and installing hand-picked allies. Adoption of the Size of Board Resolution would thereby prevent an incumbent majority, if re-elected, from unilaterally "packing" the Board without Shareholder approval and upsetting the percentage of the Nominees on the Board desired by the Shareholders.


Election Procedure Resolution

The Election Procedure Resolution provides that directors may be elected by Shareholders at annual meetings and special meetings of the Shareholders. This resolution also would provide that, without the approval of the Shareholders, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision. Sections 48-20-201(a)(2) and
(b) of the Tennessee Business Corporation Act authorize this action by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting. While we believe that the current Bylaws provide that the Shareholders can already elect directors at a special meeting and that this Resolution is unnecessary, we are proposing this Resolution out of an abundance of caution.


               RECESS OR ADJOURNMENT OF MEETING AND OTHER MATTERS

We also anticipate requesting, in the proxy solicitation relating to the Special Meeting, authority to initiate and vote for proposals to recess or adjourn the Special Meeting for any reason, including to allow inspectors of the election to certify the outcome of the election of directors, or to allow the solicitation of additional votes, if necessary, to approve the Special Meeting Proposals. We do not currently anticipate additional Special Meeting Proposals on any substantive matters. Nevertheless, we may elect to cause additional Special Meeting Proposals to be identified in the notice of, and in the proxy materials for, the Special Meeting.


                CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Raymond D. Schoenbaum, Betty J. Schoenbaum, and the Nominees may be deemed to be "participants" (as defined in Instruction 3 to Item 4 of Rule 14a-101 of the Exchange Act) in this solicitation. Certain information relating to the beneficial ownership of shares of Common Stock by participants in the solicitation and certain other information is contained in Schedule I hereto and is incorporated in this document by reference.


         OTHER REPRESENTATIVES OF THE SHONEY'S SHAREHOLDERS' COMMITTEE WHO ALSO MAY ASSIST IN THE SOLICITATION OF AGENT DESIGNATIONS

In connection with Montgomery Securities' engagement as financial advisor, we anticipate that certain employees of Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in the proxy solicitation. Montgomery Securities will not receive any fee for, or in connection with, such solicitation activities apart from the fees they are otherwise entitled to receive under their engagement. See "General Information" below. The principal business address of Montgomery Securities is 600 Montgomery Street, San Francisco, California 94111. Certain additional information regarding Montgomery Securities is contained in Schedule I hereto and is incorporated in this document by reference.

In addition, Howard E. Sachs, John S. Ellis and W. Douglas Benn, advisors to Raymond D. Schoenbaum, may assist in soliciting Agent Designations, although none of them nor the Shoney's Shareholders' Committee admits that any of them is a "participant", as defined in Schedule 14A promulgated by the SEC under the Exchange Act. Certain additional information regarding such persons is contained in Schedule I hereto and is incorporated in this document by reference.


                              GENERAL INFORMATION

This Solicitation Statement and the accompanying BLUE Agent Designation Card are first being furnished to Shareholders on or about _______, 1997. Executed Agent Designations will be solicited by mail advertisement, telephone, telecopier and in person. Solicitation will be made by __________________________, none of whom will receive additional compensation for such solicitation. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses.

In addition, we have retained MacKenzie Partners, Inc. as our information agent and to solicit Agent Designations in connection with calling the Special Meeting. We have agreed to reimburse MacKenzie Partners, Inc. for its reasonable expenses and to pay to MacKenzie Partners, Inc. fees not to exceed $20,000 in connection with the solicitation of Agent Designations. MacKenzie Partners, Inc. will employ approximately 40 people in its efforts. Costs incidental to this solicitation include expenditures for printing, postage, legal and related expenses and are expected to be approximately $_____.

We also have retained Montgomery Securities to provide certain financial advisory services in connection with our solicitation of proxies for the Special Meeting. Montgomery Securities engages in a full range of banking, securities trading, market making and brokerage services for institutional and individual clients. To date, we have paid Montgomery Securities a retainer fee of $100,000. We have agreed to pay additional retainer fees to Montgomery Securities up to $400,000. If we are successful in removing and replacing the current Board members at the Special Meeting on August 19, 1997, we will be required to pay Montgomery Securities an additional success fee of $1,000,000. We also will reimburse Montgomery Securities for reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees and expenses), in an amount not to exceed $25,000 per month without our prior written consent, and indemnify Montgomery Securities against certain liabilities and expenses in connection with our engagement of Montgomery Securities, including certain liabilities under the federal securities laws.

The total costs incurred to date in connection with this solicitation are not in excess of $_____. If the Nominees are elected, we will ask the Board to have the Company reimburse us for costs and expenses incurred in connection with this solicitation. We do not intend to request that our reimbursement request be submitted to a vote of Shareholders.



                   REVOCABILITY OF SIGNED AGENT DESIGNATIONS

You may revoke your Agent Designation at any time by executing and delivering a written revocation to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010 or to the Company, at 1727 Elm Hill Pike, Nashville, Tennessee 37210 (please send a copy of any revocation sent to the Company to MacKenzie Partners, Inc., so that we are aware of the revocation). Such a revocation must clearly state that your Agent Designation is no longer effective. Any revocation of an Agent Designation will not effect any action taken by the Designated Agents pursuant to the Agent Designation prior to such revocation.


                             ADDITIONAL INFORMATION

The principal executive offices of the Company are at 1727 Elm Hill Pike, Nashville, Tennessee 37210. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

For information regarding the security ownership of certain beneficial owners and the management of the Company, see Schedule II.


                                         Raymond D. Schoenbaum
                                         Betty J. Schoenbaum


IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN AN AGENT DESIGNATION WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR AN AGENT DESIGNATION TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

IF YOU HAVE ANY QUESTIONS ABOUT GIVING YOUR AGENT DESIGNATION OR REQUIRE ASSISTANCE, PLEASE CONTACT MACKENZIE PARTNERS, INC. TOLL-FREE AT (800) 322-2885.

                                   SCHEDULE I

                            BENEFICIAL OWNERSHIP OF
                   SHARES BY PARTICIPANTS IN THE SOLICITATION
                           AND CERTAIN OTHER PERSONS

Raymond D. Schoenbaum has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067-6050. Betty J. Schoenbaum has her principal residential address at 5541 Gulf of Mexico Drive, Longboat Key, Florida 34228. Raymond D. Schoenbaum is a private investor. Betty J. Schoenbaum is not employed.

As of the date of the Preliminary Solicitation Statement, Raymond D. Schoenbaum is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 508,061 shares of Common Stock, which constitutes approximately 1.0% of the outstanding shares of Common Stock (based on information provided by the Company in its quarterly report on Form 10-Q for the quarter ended February 16, 1997). As of the date of this Consent Solicitation Statement, Betty J. Schoenbaum is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 3,394,480 shares of Common Stock, which constitutes approximately 7.0% of the outstanding shares of Common Stock (based on information provided by the Company in its quarterly report on Form 10-Q for the quarter ended February 16, 1997). As of the date of this Consent Solicitation Statement, Raymond D. Schoenbaum and Betty J. Schoenbaum, as a group, are deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 3,866,791 shares of Common Stock, which constitutes approximately 8.0% of the outstanding shares of Common Stock (based on information provided by the Company in its quarterly report on Form 10-Q for the quarter ended February 16, 1997).

As of the date of the Preliminary Solicitation Statement, J. Michael Bodnar is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 5,000 shares of Common Stock, which constitutes less than one percent of the outstanding shares of Common Stock. Except as set forth herein, none of the Nominees is the beneficial or record owner of shares of Common Stock.

Raymond D. Schoenbaum and Betty J. Schoenbaum have purchased or sold the following shares of Common Stock within the last two years:



                                                   Shares of
                                                 Common Stock            Price
 Participant          Transaction Date          Purchased/Sold         per Share
 -----------          ----------------          --------------         ---------
Betty J.              April 4, 1997                 60,000*              $4.75
Schoenbaum                                         purchased

Raymond D.            November 22, 1996             25,000               $7.75
Schoenbaum                                         purchased

                                                    25,000               $7.875
                                                   purchased

                                                    11,000               $7.75
                                                   purchased

                      December 31, 1996             50,000               $6.875
                                                   purchased

                                                    50,000               $7.00
                                                   purchased

                      March 18, 1997                100,000              $5.25
                                                   purchased

                      Total:                        321,000
                                                    -------


* Shares purchased by the Betty Schoenbaum Revocable Trust over which Betty J. Schoenbaum shares voting and dispositive power.

Except as otherwise set forth in this Schedule I, neither Raymond D. Schoenbaum or Betty J. Schoenbaum or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation has purchased or sold any shares of Common Stock within the past two years, borrowed any funds for the purpose of acquiring or holding any shares of Common Stock, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any shares of Common Stock. There have not been any transactions since the beginning of the Company's last fiscal year and there is not any currently proposed transaction to which the Company or any of its subsidiaries was or is to be a party, in which Raymond D. Schoenbaum or Betty J. Schoenbaum or any associate or immediate family member of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation had or will have a direct or indirect material interest. Other than the directorships contemplated by the Special Meeting Proposals and other than Raymond D. Schoenbaum becoming Chairman and Chief Executive Officer of Shoney's, neither Raymond D. Schoenbaum or Betty J. Schoenbaum or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates may or will be a party.

Jeffry F. Schoenbaum, the brother of Raymond D. Schoenbaum and the son of Betty
J. Schoenbaum, currently is a member of the Board and would be removed as a member of the Board if the Special Meeting Proposals were adopted in their entirety at the Special Meeting.

In the ordinary course of its business, Montgomery Securities maintains customary arrangements and may effect transactions in the securities of the Company for the accounts of its customers. As a result of its engagement by the Shoney's Shareholders' Committee, Montgomery Securities restricted its proprietary trading in the securities of the Company as of June 16, 1997 (although it may still execute trades for customers on an unsolicited agency basis). As of June 12, 1997, Montgomery Securities did not beneficially own any Common Stock, and held of record 10,312 shares of Common Stock for customer accounts. Montgomery Securities bought and sold 50,500 shares of Common Stock of the Company for its own account over the last two years.

Howard E. Sachs has his principal business address at 1901 Powers Ferry Road, Suite 260, Atlanta, Georgia 30339. As of the date of the Preliminary Solicitation Statement, Mr. Sachs was the beneficial owner of 5,250 shares of Common Stock. Except for 4,000 shares purchased on behalf of his children, Mr. Sachs neither bought nor sold any securities of the Company over the last two years.

John S. Ellis has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date of the Preliminary Solicitation Statement, Mr. Ellis did not own beneficially or of record any shares of Common Stock. Mr. Ellis neither bought nor sold any securities of the Company over the last two years.

W. Douglas Benn has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date of the Preliminary Solicitation Statement, Mr. Benn did not own beneficially or of record any shares of Common Stock. Mr. Benn neither bought nor sold any securities of the Company over the last two years.

                                  SCHEDULE II

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth share ownership information with respect to persons known at such date to the Company to be beneficial owners of more than 5% of the shares of Common Stock, as such information was set forth in the 1997 Proxy Statement, and as of the date of the Preliminary Solicitation Statement with respect to the beneficial ownership of the Shoney's Shareholders' Committee. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.


                                   Number of
                                    Shares
Name and Address                  Beneficially
of Beneficial Owner                 Owned(1)                      Percent of Class
-------------------                 --------                      ----------------
Shoney's Shareholders'              3,866,791                          8.0% (3)
Committee as a Group(2)
1640 Powers Ferry Road
Building Two, Suite 100
Marietta, Georgia 30067

R. L. Danner (4)                    4,249,303                          8.76%
    2 International Drive,
    Suite 510
    Nashville, Tennessee 37217

First Union Corporation (5)         2,485,675                          5.12%
    One First Union Center
    Charlotte, North Carolina
    28288-0137

---------------------

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any security that such person (i) has or shares "voting power", which includes the power to dispose of, or to direct the disposition of, such security or (ii) has the right to acquire within 60 days after the date such information was set forth in the 1997 Proxy Statement, and the date of the Preliminary Solicitation Statement with respect to the beneficial ownership of the Shoney's Shareholders' Committee. More than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest.
(2) Includes shares held by these individuals as a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").
(3) Based on 48,551,609 shares outstanding on March 28, 1997 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended February 16, 1997.
(4) Includes 83,068 shares of Common Stock owned by Mrs. Danner and 7,101 shares of Common Stock held in trust for Mr. Danner's son, over which Mrs. Danner has sole voting and investment power.
(5) First Union Corporation ("First Union") has sole voting power as to all shares of Common Stock and has sole power to dispose or to direct the disposition of 2,471,224 shares of Common Stock.

The following table sets forth, according to the 1997 Proxy Statement (except as otherwise noted below), the name of, and the total number of shares of Common Stock (if any) beneficially owned (as defined in Rule 13d-3 under the Exchange
Act) and the percentage of outstanding shares of

Common Stock beneficially owned by, (i) each director of the Company, (ii) the Company's Chief Executive Officer and each of its executive officers and (iii) all directors and executive officers as a group. The information presented below has been taken from or is based upon documents and records on file with the Commission and other publicly available information. Since the 1997 Proxy Statement, the total outstanding number of shares of Common Stock has increased from 48,531,075 to 48,551,609 (based on information provided by Company in its Quarterly Report on Form 10-Q for the quarter ended February 16, 1997). Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.



Name and Address of                 Number of
Beneficial Owner                    Shares(1)    Percentage of Class
----------------                    ---------    -------------------
John W. Alderson                       10,000           *
W. Craig Barber                        65,859           *
Dennis C. Bottorff                      9,000           *
Carole F. Hoover                        1,400           *
Victoria B. Jackson                     3,094           *
Robert M. Langford                     15,000           *
C. Stephen Lynn                       219,000           *
Jeffry Schoenbaum (2)                 582,192         1.19%
B. Franklin Skinner                     3,500           *
Cal Turner, Jr.                        28,000           *
Ronald E. Walker                       21,341           *
All directors and                   1,110,065         2.27%
executive officers as a
group (11 persons)

--------------------

*    Less than 1%.
(1) Includes shares subject to options to purchase shares which are exercisable or become exercisable within 60 days after January 23, 1997, and are held by the following persons: John W. Alderson(10,000);W. Craig Barber (56,500); Dennis C. Bottorff (1,000); Carole F. Hoover (1,000);Victoria B. Jackson (1,000); Robert M. Langford (15,000);C. Stephen Lynn (100,000);Jeffry Schoenbaum (0);B. Franklin Skinner (3,000); Cal Turner, Jr. (3,000); Ronald E. Walker (10,100); Directors and Executive Officers as a Group (287,047).
(2) Includes 17,340 shares held by Chase Manhattan Bank as custodian for Mr. Schoenbaum's children, 2,953 shares held by his wife,Sue Schoenbaum, and 432,902 shares held in an irrevocable trust for the benefit of Mr. Schoenbaum. Also includes 35,750 shares owned by the Schoenbaum Family Foundation, of which Mr. Schoenbaum is a director. Mr. Schoenbaum disclaims beneficial ownership of the shares owned by the Schoenbaum Family Foundation. Mr. Schoenbaum is the son of Alex Schoenbaum, who until his death in December 1996 was Chairman Emeritus of the Company's Board of Directors.

                                PRELIMINARY COPY

                                   APPENDIX A

[BLUE AGENT DESIGNATION CARD]

                               AGENT DESIGNATION

     THIS AGENT DESIGNATION IS SOLICITED BY RAYMOND D. SCHOENBAUM AND BETTY J. SCHOENBAUM (THE "SHONEY'S SHAREHOLDERS' COMMITTEE") FOR THE APPOINTMENT OF DESIGNEES TO CALL A SPECIAL MEETING OF SHAREHOLDERS OF SHONEY'S, INC. (THE "COMPANY").

     Each of the undersigned hereby constitutes and appoints Raymond D. Schoenbaum, Betty J. Schoenbaum and ______________, and each of them, with full power of substitution and resubstitution, the proxies and agents of each of the undersigned (said proxies and agents, together with each substitute appointed by any of them, if any, collectively, the "Designated Agents") in respect of all shares of Common Stock of the Company, $1.00 par value per share (the "Common Stock"), of the Company owned by the undersigned to do any or all of the following, to which each of the undersigned hereby consents:

         1. To take all such action as shall be necessary or appropriate (i) to call (BUT NOT TO VOTE AT) a special meeting of the shareholders of the Company to be held on Tuesday, August 19, 1997 at 10:00 a.m. local time in the Governor's Ballroom at the Opryland Hotel, 2800 Opryland Drive, Nashville, Tennessee 37214 (the "Special Meeting") for the purpose of considering and voting upon the "Special Meeting Proposals" as described in the Solicitation Statement of the Shoney's Shareholders' Committee and (ii) to change the place, date and time of the Special Meeting, if the Designated Agents deem such change to be appropriate, in their sole discretion.

         2. To exercise any and all of the other rights of each of the undersigned incidental to (i) calling and convening the Special Meeting and
    (ii) causing the purposes of the authority expressly granted hereinabove to the Designated Agents to be carried into effect; provided, however, that NOTHING CONTAINED IN THIS INSTRUMENT SHALL BE CONSTRUED TO GRANT TO THE DESIGNATED AGENTS THE RIGHT, POWER OR AUTHORITY TO VOTE ANY SHARES OWNED BY THE UNDERSIGNED AT THE SPECIAL MEETING OR TO BE AN AGREEMENT OF THE UNDERSIGNED TO JOIN IN THE SOLICITATION OF ADDITIONAL AGENT DESIGNATIONS OR PROXIES.

PLEASE PROMPTLY COMPLETE, SIGN, DATE AND MAIL IN THE ENCLOSED ENVELOPE.

DATE _____________________, 1997                   SIGNATURE ___________________

SIGNATURE, IF HELD JOINTLY __________________      TITLE _______________________

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, sign in partnership name by any partners.

PLEASE SIGN, DATE AND MAIL PROMPTLY IN THE POSTAGE-PAID ENCLOSED ENVELOPE.


                                      -2-